Free Writing Prospectus (To the Prospectus dated July 19, 2013, the Prospectus Supplement dated July 19, 2013)	Filed Pursuant to Rule 433 Registration No. 333-190038 April 1, 2014
Barclays Bank PLC – Phoenix Autocallable Notes linked to the Common Stock of General Motors Company

Trade Details/Characteristics Hypothetical Scenario Analysis for Phoenix
Autocallable Notes
Issuer: Barclays Bank PLC
Principal Amount: $1,000 per note First Three Observation Dates
Initial Issue Price: $1,000 per note** Compare the Closing Price of the
Underlier on the Observation Date to the Initial Underlier Value Reference
Asset: The common stock of General Motors Company (the "Underlier") and the
Coupon Barrier until the Final Observation Date or any automatic call.
Contingent Coupon: If the Closing Price([]) of the Underlier is greater than or equal to the Coupon Barrier on any Automatic Call Observation Date, the Issuer
will pay the Contingent Coupon applicable to such Observation If the Closing
Date. Price of the Underlier is
If the Closing Price([]) of the Underlier is less than the Coupon Barrier on any Observation greater than The notes will be automatically called and you will receive (i) the Date, the Contingent Coupon applicable to such Observation
Date will not accrue or be or equal to principal amount plus (ii) the
Contingent Coupon applicable to such payable. the Initial Observation Date. No further amounts will be owed to you under the The Contingent Coupon will be a fixed amount based upon equal quarterly installments at the Underlier notes.
                            Contingent Coupon Rate, which is a per annum rate
as set forth below. Value Coupon Barrier: 80.00% of the Closing Price of the
Underlier on the pricing date (the "Initial Underlier Value")
Contingent Coupon Rate: 13.00% per annum (or 3.25% per quarter) If the Closing
Price of You will receive the Contingent Call Feature: The notes will be called if the Closing Price([]) of the Underlier on any Observation Date is at or If
the Closing the Underlier is Coupon applicable to such above the Initial
Underlier Value. If the notes are called, Barclays Bank PLC will pay on the
Price of the greater than or equal Observation Date. Proceed to Underlier is No to the Coupon Barrier the next Observation Date. applicable call settlement date (as defined in the accompanying FWP) a cash payment per note equal to the principal amount plus the Contingent Coupon otherwise due on the related less than the Automatic Initial Call If the Closing Price of coupon payment date pursuant to the Contingent Coupon feature. No further amounts will be Underlier
No Contingent Coupon will the Underlier is less owed to you under the notes.
Value accrue or be payable. Proceed than the Coupon Trigger Value: 80.00% of the Initial Underlier Value to the next Observation Date.
                    Barrier Payment at Maturity: If the notes are not called
and the Final Underlier Value is greater than or equal to the Trigger Value,
Barclays Bank PLC will repay you the principal amount of your notes, plus the
Payment at Maturity
Contingent Coupon otherwise due for the final quarter (subject to issuer credit risk).
If the notes are not called and the Final Underlier Value is less than the
Trigger Value, you will have full 1-to-1 downside exposure to the negative performance of the Underlier from the If the notes are not called and the Final
Underlier Value is greater than Initial Underlier Value to the Final Underlier
Value and you will lose some or all of your or equal to the Trigger Value,
Barclays Bank PLC will repay you the principal. Payment at principal amount of your notes (subject to issuer credit risk).
Maximum Potential Loss: 100% Maturity (assuming Observation Dates: Quarterly
(for determining applicability of Contingent Coupon and call feature)  notes are not If the notes are not called and the Final Underlier Value is less than the Maturity Date: Approximately 54 weeks called) Trigger Value, you will have full 1-1 downside exposure to the negative CUSIP/ISIN: 06741UBN3 / US06741UBN37 performance of the Underlier from the Initial Underlier Value to the Final
([])The "Closing Price" for purposes of the final Observation Date as well as the Final Underlier Value shall be the arithmetic Underlier Value and you will lose some or all of your principal. average of the Closing Prices of the
Underlier on the Averaging Dates, as set forth in the accompanying free writing prospectus ("FWP"). Please see the accompanying FWP for further detail on how the "Closing Price" and "Final Underlier  Value" will be determined.
   Barclays Bank PLC has filed a registration statement (including a prospectus) Selected Risk/Considerations with the U.S. Securities and Exchange
Commission ("SEC") for the offering to
[] 100% Principal at Risk. You will lose some or all of your investment if the
Final Underlier Value is below the Trigger which this free writing prospectus relates. Before you invest, you should read the Value, as measured by determining the arithmetic average of the Closing Prices of the Underlier on the Averaging Dates. prospectus dated July 19, 2013, the prospectus supplement dated July 19, 2013,
[] Any payments on the notes are subject to issuer credit risk. and other documents Barclays Bank PLC has filed with the SEC for more
[] The notes do not guarantee the payment of any coupons over the term of the notes. You will not receive a coupon  complete information about Barclays Bank
PLC and this offering. Buyers should payment in respect of any Observation Date where the Closing Price of the Underlier is below the Coupon Barrier. rely upon the prospectus, prospectus supplement and any relevant free writing [] The appreciation potential of the notes is limited to the coupon payments, and you will not participate in any appreciation prospectus or pricing supplement for complete details. You may get these in the value of the Underlier, which may be significant. documents and other documents Barclays Bank PLC has filed for free by visiting
[] Investor does not receive dividends or have any other rights that holders of the Underlier would have. EDGAR on the SEC website at www.sec.gov.
Alternatively, Barclays Bank PLC or [] If the notes are called early, there is no guarantee that you would be able to reinvest the proceeds in a comparable any agent or dealer participating in this offering will arrange to send you the investment. Your holding period over which you could receive the per annum return could be as short as approximately prospectus, prospectus supplement, preliminary pricing supplement, if any, and three months. final pricing supplement (when completed) and this free writing prospectus if you
[] There may be no secondary market. Notes should be considered a "hold until maturity" product. request it by calling your Barclays Bank PLC sales representative, such dealer or [] Additional risk factors can be found on the slide titled "Certain Risk Considerations". See also "Risk Factors" beginning on 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained page S-6 of the prospectus supplement and "Selected Risk Considerations"
beginning on page FWP-6 of the from Barclays Capital Inc., 745 Seventh Avenue
--Attn: US InvSol Support, New accompanying FWP. York, NY 10019.
[] Barclays Bank PLC, the Issuer, acts as calculation agent.

**Our estimated value of the notes on the pricing date, based on our internal pricing models, is expected to be between $960.00 and $978.90 per note.   The estimated value is expected to be less than the initial issue price of the notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page FWP-10 of the accompanying FWP.

Additional Risk Considerations
Please see the prospectus, prospectus supplement, index supplement (if applicable) and the related free writing prospectus for a more detailed discussion of risks, conflicts of interest, and tax consequences associated with an investment in the notes.

Credit of the Issuer. The types of notes detailed herein are senior unsecured obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the notes and, in the event Barclays Bank PLC was to default on its obligations, you may not receive the amounts owed under the terms of the notes.

No rights to the Underlier.  As a holder of the notes, you will not have any rights (including any voting rights or rights to receive cash dividends or other distributions) that the holders of any Underlier or components of the Underlier would have.

Limited liquidity. You should be willing to hold the notes to maturity.  There may be little or no secondary market for the notes. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market in the notes.  If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in the notes.  If you sell the notes prior to their maturity, you may have to sell them at a substantial loss.

Certain built-in costs are likely to adversely affect the value of the notes prior to maturity.  The original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Barclays Capital Inc. or other affiliates of Barclays Bank PLC will be willing to purchase notes from you in secondary market transactions may be lower than the original issue price, and any sale prior to the maturity date of the notes could result in a substantial loss to you.

Your own evaluation of the merits.  In connection with any purchase of the notes, we urge you to consult your own financial, tax and legal advisors as to the risks involved in an investment in the product and to investigate the Underlier and not rely on our views in any respect.  You should make a complete investigation as to the merits of an investment in the notes before investing.

Historical results not indicative of future performance.  The historical or hypothetical performance of the Underlier should not be taken as an indication of the future performance of the Underlier.  It is impossible to predict whether the level, value or price of the Underlier will fall or rise during the term of the notes, in particular in the environment in recent periods which has been characterized by unprecedented volatility across a wide range of asset classes.  Past fluctuations and trends in the Underliers are not necessarily indicative of fluctuations or trends that may occur in the future.

Market risk.  The return, if any, on the notes is dependent on the performance of the Underlier to which it is linked.  Thus, changes in the level, value or price of the Underlier will determine the amount payable on the notes.  Unless your notes are fully principal protected (in which case, all payments on the notes are subject to the credit risk of Barclays Bank PLC as the issuer), if the level, value or price of the Underlier declines, you may lose some or all of your investment at maturity.

Price volatility.  Movements in the levels, values or prices of the Underliers and their respective components are unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors.  As a result, it is impossible to predict whether the levels, values or prices of the Underliers will rise or fall during the term of the notes.  Changes in the levels, values or prices of the Underliers will determine the payment on the notes.  Therefore, you may receive less, and potentially substantially less, than the amount you initially invested in the notes if the levels, values or prices of the Underliers decline.  Unless your notes are fully principal protected (in which case, all payments on the notes are subject to the credit risk of Barclays Bank PLC as the issuer), you should be willing and able to bear the loss of some or all of your investment.

Many unpredictable factors, including economic and market factors, will impact the value of the notes. In addition to the level, value or price of the Underlier on any day, the market value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:  the expected volatility of the Underlier or its underlying components;  the time to maturity of the notes; interest and yield rates in the market generally; a variety of economic, financial, political, regulatory or judicial events; supply and demand for the notes; and the creditworthiness of the issuer, including actual or anticipated downgrades in the credit ratings of the issuer.

Potential conflicts of interest.  Barclays Bank PLC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging its obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of the issuer are potentially adverse to your interests as an investor in the notes.

Tax treatment.  Significant aspects of the tax treatment of the notes are uncertain.  See “Selected Purchase Considerations—Tax Consequences” in the accompanying FWP.

An investment in the notes involves significant risk. You should carefully consider the risks of an investment in the notes, including those discussed above. In addition, you should carefully consider the “Risk Factors” beginning on page S-6 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement (if applicable) and “Selected Risk Considerations” beginning on page FWP-6 of the related free writing prospectus.